LEAD INVESTOR





Jeffrey Norman

I am proud and excited to invest in KGAY and the leadership of Brad Fuhr. Brad has been tireless since he moved to the Coachella Valley to elevate the visibility of the LGBTQ+ community, creating unique and effective partnerships and helping organizations and businesses maximize their brand identity. As a lifelong radio guy, he understands the business and will guide it with ingenuity, wisdom and a big dose of fun. With Brad's renewed leadership, I have the utmost confidence that KGAY Radio will become what it was always meant to be....the Pride of the Valley

Invested $1,500 this round

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